Exhibit 17.1

January 25, 2014

Dear Mike,

I have decided to resign from the Board of Directors effective immediately. I recognize that this means that now all independent board members, the CFO and several top managers have left within a period of just over a year, but the continuing decline in company performance, which has now gone on for years, and my belief that you will fail to make necessary changes to correct that, make it impossible for me to stay on the board.

Howard